

February 8, 2013

<u>Via E-mail</u>
Mr. Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer, and Treasurer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, MA 01104

      RE: **Smith & Wesson Holding Corporation**
              Form 10-K for the Year ended April 30, 2012
              Filed June 28, 2012
              File No. 1-31552

Dear Mr. Buchanan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Rufus Decker

                      Rufus Decker
                      Accounting Branch Chief